Exhibit 99.1

The Global Leader in Gaming September 2015

2 Agenda Strategy & Market Context 1 Organizational Structure & Operating Segments 2 Financial Review 3 Outlook 4 Appendix 5

3 This presentation may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning IGT and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, dividends, results of operations or financial condition, or otherwise, based on current beliefs of the management of IGT as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,”, “shall”, “continue”, “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “on track,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements are subject to various risks and uncertainties, many of which are outside IGT’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) risks that the businesses of legacy IGT and GTECH will not be integrated successfully or that the combined companies will not realize estimated cost savings, synergies, growth or other anticipated benefits or that such benefits may take longer to realize than expected; risks that the Company may not obtain its anticipated financial results in one or more future periods; risks relating to unanticipated costs of integration of the two companies; reductions in customer spending; a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the company operates; ability to hire and retain key personnel; the impact of the business combination on relationships with third parties, including customers, employees and competitors; ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the company; international, national or local economic, social or political conditions that could adversely affect the company or its customers; conditions in the credit markets; risks associated with assumptions the company makes in connection with its critical accounting estimates; the resolution of pending and potential future legal, regulatory or tax proceedings and investigations; and the company’s international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the company’s business, including those described in IGT's annual report on Form 20-F for the fiscal year ended December 31, 2014 and other documents filed from time to time with the Securities and Exchange Commission. Except as required under applicable law, the company does not assume any obligation to update these forward-looking statements. Nothing in this presentation is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per IGT share for the current or any future financial years will necessarily match or exceed the historical published earnings per IGT share, as applicable. All forward-looking statements contained in this presentation are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to IGT, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement. Non-GAAP Financial Measures This presentation contains non-GAAP financial measures, including adjusted EBITDA, adjusted operating income, adjusted diluted EPS, and free cash flow. Reconciliations of non-GAAP measures to the most directly comparable GAAP measures are included in the appendix to this presentation. Cautionary statement regarding forward-looking statements

4 All figures in this presentation are prepared under U.S. GAAP, unless noted otherwise. As a result of the combination of GTECH S.p.A. (“GTECH”) and International Game Technology (“legacy IGT”) that was completed on April 7, 2015, a number of items affect the comparability of reported results. Reported financial information for the second quarter of 2015 includes the results of operations of GTECH for the entire period and those of legacy IGT from the date of the acquisition. Reported financial information for the second quarter of 2014 includes only GTECH operations. Pro forma figures represent the combined results of both companies in 2014 and 2015. Adjusted figures exclude the impact of purchase price amortization, restructuring expense, and certain one-time, primarily transaction-related items. Reconciliations to the most directly comparable GAAP measures are included in the appendix to this presentation. Reported 2015 results were adversely impacted by the strengthening of the U.S. dollar compared to the euro; the daily average U.S. dollar to euro foreign exchange rate was 1.11 in the second quarter of 2015 compared to 1.37 in the second quarter of 2014. Constant currency changes for 2015 are calculated using the same foreign exchange rates as the corresponding 2014 period. Management believes that referring to certain pro forma, constant currency, or adjusted measures is a useful way to evaluate the Company’s underlying performance. References to “H1’15” results are to results for the six months ended June 30, 2015. Comparability of results

Strategy & Market Context

6 Born from the recent merger of the world’s leading lottery and gaming machine companies Deliver end-to-end gaming solutions with cutting edge technology and innovative content Strong competitive positions across growing global market segments Lottery Gaming machines Interactive Balanced business with wide geographic reach and diversified product mix Stable and resilient business model with strong cash flow generation Strategy aligned to key market trends Poised to transform the industry

7 Compelling product offering Lottery Comprehensive lottery solutions Operation and management Instant ticket printing iGaming Full-fledged iGaming platform, including poker, bingo, casino games and sports betting Integrated CRM solution Video Lotteries Video lottery terminals (VLT): manufacturing and operations Content Largest, premium content library, including most successful title of all time Development of leading gaming content for distribution across mobile, retail and gaming machines Casinos Gaming machines and central systems for casinos: manufacturing and operations Social DoubleDown, one of the largest social casinos in the world Highest rate of monetization per social user

8 Steady, global gaming market growth (1) Gross Gaming Yield (GGY), consumer spending on gaming (amounts wagered less payout). Includes land-based + total interactive (onshore and offshore), and excludes Social Gaming. Source: GBGC 10 August 2015 354 390 395 399 409 412 429 442 457 2010-14 2014-18 CAGR +3% +5% +2% +2% +7% +3% +2% +3% CAGR: +4% CAGR: +3% Global Gaming Market GGY(¹) Evolution ($B) 107 110 114 116 117 120 123 126 129 108 124 133 136 142 138 146 152 159 102 113 106 107 108 109 113 116 118 37 42 43 41 42 44 46 48 51 2010 2011 2012 2013 2014 2015E 2016E 2017E 2018E Americas Asia Europe RoW

9 Global lottery market trends Global Lottery GGY by Region ($B) 2010-14 2014-18 CAGR +6% +9% +2% +4% +16% +8% +3% +3% 99 112 115 119 128 136 146 153 160 CAGR: +7% CAGR: +6% (1) Gross Gaming Yield (GGY), consumer spending on gaming (amounts wagered less payout). Includes land-based + total interactive (onshore and offshore). Source: GBGC 10 August 2015 10 11 12 13 14 15E 16E 17E 18E Americas Asia Europe RoW

10 Global gaming machine market trends Global Casino Market GGY(¹) 2010-2018 ($B) 2010-14 2014-18 CAGR +4% +6% +1% +3% +16% +0% +2% +2% 110 129 135 143 142 136 141 146 152 CAGR: +6% CAGR: +2% Global Machine Market GGY(¹) 2010-2018 ($B) 2010-14 2014-18 CAGR +1% +1% +3% -1% -9% -2% -1% +4% 90 93 90 83 83 83 83 83 82 CAGR: -2% CAGR: 0% (1) Gross Gaming Yield (GGY), consumer spending on gaming (amounts wagered less payout). Includes land-based + total interactive (onshore and offshore), and excludes Social Gaming. Source: GBGC 10 August 2015 10 11 12 13 14 15E 16E 17E 18E Americas Asia Europe RoW 10 11 12 13 14 15E 16E 17E 18E Americas Asia Europe RoW

11 Growth through regulation-driven product expansion +17% CAGR 04-09 +9% CAGR 09-14 Scratch & Win concession S&W concession confirmed AWP licenses VLT licenses Additional VLT licenses Interactive licenses Sports betting & horseracing Additional sports betting licenses Key Regulatory Concessions / Licenses 10eLotto consolidation Italian Gaming Market Total Wagers Evolution (€B) Source: AAMS 2 5 28 35 42 48 54 61 80 89 85 85 0 20 40 60 80 100 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 VLT Interactive Games Betting AWP Lottery

12 Italian lottery market Italian Lottery - Wagers (in €B) World’s largest and most developed lottery market Important source of government revenues Stable, resilient characteristics Diversified product offering supported by consistent innovation Broad distribution Source: AAMS 5.2 6.8 6.2 6.3 6.6 9.4 10.2 9.7 9.6 9.4 3.5 2.4 1.8 1.4 1.2 18.1 19.4 17.7 17.3 17.3 2010 2011 2012 2013 2014 Lotto Instant Jackpot Lotteries

13 Strategy aligned with key market trends Industry-leading technology Distinctive market strategy Content is paramount Multi-channel offering to meet player demand

14 Multi-channel offering to meet player demand Content portability across multiple product segments and channels

15 Content is paramount

16 Industry-leading technology Enable all platforms to share content, player data, channels, payment tools Payment Services (owned & third parties) Verification Services Regulatory Control Systems Third parties: content, customer base, game engines Retailers Players Internet Point of Sale Venue Mobile SmartTV Core Platform Lotteries Scratch & Win Poker Casino Gaming Sports Betting PLAYERS CRM RETAILERS CRM

17 Distinctive market strategy A market approach designed to take full advantage of governments’ growing need for revenue and desire to regulate gaming activity Strong government and customer relationships, reinforced through local market presence Compelling offering across full gaming continuum, built on industry’s broadest geographical footprint B2B and B2C capabilities Single point of contact providing each customer with full product offering Lottery and gaming markets are no longer segregated Manage sales efforts across all products in an integrated manner Leverage full content and technology portfolios across different gaming products Customized products and services Content and technology adapted to local market regulations Ability to meet unique tastes and preferences of each market

Organizational Structure & Operating Segments

Organizational structure and operating hubs


CEO
Marco Sala
London
Headquarters
London
Providence
Las Vegas
Rome
Operating Segments
Corporate
North America Gaming & Interactive
Renato Ascoli
Las Vegas
North America Lottery
Michael Chambrello
Providence
International
Walter Bugno
London
Italy
Fabio Cairoli
Rome
CFO
Alberto Fornaro
London, Providence
Human Resources & Corp. Comms
Bob Vincent
Providence
Government Relations
Don Sweitzer
Providence

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20 Balanced, resilient business model $5.86 B $2.56 B Revenue by Business Segment Full Year 2014 H1’15 Operating Income by Business Segment(1) $0.61 B H1’15 $0.77 B H1’14 Note: All financial information is presented on a pro forma basis (1) Operating income before unallocated corporate expenses North America Gaming & Interactive 27% North America Lottery 21% International 17% Italy 35% North America Gaming & Interactive 27% North America Lottery 18% International 18% Italy 37% North America Gaming & Interactive 24% North America Lottery 17% International 12% Italy 47% North America Gaming & Interactive 29% North America Lottery 8% International 11% Italy 52%

21 Balanced, resilient business model Revenue by Product Category Recurring Revenue Mix $5.86 B $2.56 B Full Year 2014 H1’15 Full Year 2014 H1’15 Note: All financial information is presented on a pro forma basis Recurring: Lottery 35% Recurring: Gaming 48% Product Sales 17% Recurring: Lottery 39% Recurring: Gaming 46% Product Sales 15 % Gaming B2B 41% Gaming B2C 14% Lottery B2B 19% Lottery B2C 18% Other 8% $5.86 B Gaming B2B 39% Gaming B2C 13% Lottery B2B 22% Lottery B2C 19% Other 7% $2.56 B

22 North America Gaming & Interactive Premier content library Leading casino presence Machines Casino management systems Social gaming pioneer (DoubleDown) #1 grossing app on Facebook Significant opportunity to reinvigorate land-based business Focused R&D investment Disciplined game and cabinet development Leverage player insights Revenue by Product Category IGT Market Share(1) Segment Profitability ($M) 2014 $1.61 B H1’15 $0.69 B (1) Source: Eilers Q1’15 KPI Report & internal data FY13 ship share includes impact of large video poker and VLT sales 21% 28% Note: All financial information is presented on a pro forma basis Service Revenue 49% Product Sales 33 % DoubleDown 18% Service Revenue 49% Product Sales 29% DoubleDown 22% 798 694 222 145 H1'14 H1'15 Revenue Operating Income 30% 28% 27% 51% 34% 29% FY13 FY14 Q1'15 Installed Base Ship Share - All

23 North America Lottery Market leader in the U.S. 79% market share in wagers(1) 38 out of 45 state lotteries served in the U.S.(2) Long-standing, deep relationships with largest lottery operators (NY, CA, and TX) Consistent same-store revenue growth Opportunity to expand instant ticket business Growing VLT opportunity Central monitoring systems Gaming machines (1) Management estimates based on La Fleur 2014 World Lottery Almanac (2) Including District of Columbia Revenue by Product Category 2014 $1.02 B H1’15 $0.54 B Segment Profitability ($M) Same-Store Revenue Growth 19% Note: All financial information is presented on a pro forma basis Gaming 15% Lottery 85% Gaming 14% Lottery 86% 8.2% 2.9% - 0.5% 6.5% FY12 FY13 FY14 H1'15 519 543 59 102 H1'14 H1'15 Revenue Operating Income 11%

24 International Revenue by Product Category(1) 2014 $1.04 B H1’15 $0.45 B Segment Profitability(1) ($M) Same-Store Revenue Growth Highest market growth potential across all gaming segments Substantial local market expertise Long-standing partners of leading European and Latin American lotteries Serving 27 national lotteries (UK, Finland, Poland, Czech, Mexico, Colombia) Growing gaming machine footprint Leverage expanded portfolio of localized content (1) $/€ exchange rate of 1.33 for full year 2014 and 1.11 for H1’15 $/£ exchange rate of 1.62 for full year 2014 and 1.52 for H1’15 Note: All financial information is presented on a pro forma basis 7.5% 2.0% 2.9% 5.0% FY12 FY13 FY14 H1'15 Gaming 56% Lottery 35% Other 9% Gaming 53% Lottery 39% Other 8% 492 447 89 74 H1'14 H1'15 Revenue Operating Income 18% 17%

25 Italy Dominant B2C player across entire regulated gaming spectrum 93% lottery market share based on wagers (1) #1 in VLT and AWP market with 26% and 18% share, respectively (2) Leading interactive gaming position with 15% market share (2) Strong track record of innovation in context of mature market Important, stable contributor to consolidated profitability (1) Source: AAMS (2) Source: ADM, Organizzazione, attivà e statistica Anno 2014 (3) $/€ exchange rate of 1.33 for full year 2014 and 1.11 for H1’15 (4) 2013 figures are before €30 million AWP litigation settlement Revenue by Product Category(3) H1’15 $0.88 B 2014 $2.19 B Segment Profitability(3) ($M) Historical Profitability(4) (€M, IFRS) 34% 32% Note: All financial information is presented on a pro forma basis Gaming 39% Lottery 43% Other 18% Gaming 38% Lottery 46% Other 16% 722 746 745 758 508 542 530 543 FY11 FY12 FY13 FY14 EBITDA Operating Income 1,154 884 396 287 H1'14 H1'15 Revenue Operating Income

Financial Review

27 Revenue Adjusted Operating Income Q2’15 financial highlights (pro forma) Adjusted EBITDA Diluted EPS $ M except EPS As adjusted results remove impact of purchase price amortization, restructuring expense and transaction expense (see appendix for details)

28 Q2’15 revenue & operating income $ M Pro Forma Revenue Pro Forma Adjusted Operating Income Strong lottery and gaming product sales Lower service revenue due to contraction in installed base and higher taxes in Italy Expected decline in intellectual property revenue Favorable comparison with Illinois penalty recognized in the second quarter of 2014

29 H1’15 cash flow statement $ M Approximately $150 million in one-time, transaction-related items Large Illinois receivable paid in July Excludes $57 million in free cash flow from legacy IGT in the first calendar quarter of 2015 H1’15 Free Cash Flow Impacts Cash Flow H1'15 Net Cash Flows from Operating Activities 217 Capex (Excluding IGT Acquisition) (167) Free Cash Flow 50 Debt Proceeds/(Repayment), Net 4,294 IGT Acquisition, Net of Cash Acquired (3,241) Payments to Withdrawing Shareholders (408) Dividends Paid (130) Non-Controlling Interests (57) Other - Net (242) Other Investing/Financing Activities 216 Net Cash Flow 266 Effect of Exchange Rates/Other (26) Net Change in Cash 240 Cash at End of the Period 557

Outlook

Achievable synergies driving value

		EBITDA Impact[1]	% of Relative Base[1]
Cost	Industrial Efficiencies	c.$85 million	c. 6%
Cost	Overlapping Corporate Activities	c.$125 million	c. 15%
Cost	Optimize R&D Spend	c.$20 million	c. 7%
Revenue	Natural Revenue Enhancements: Italy sales; Cross selling; Mobile exploitation	c.$50 million	
	Total	c.$280 million	

Timing of Cost Synergies

- Annualized run rate of two-thirds of target achieved in first 12 months
- Total synergies expected by year three

Integration Costs

- $80-90 million over first two years
- Funded through sale of selected assets

- ✓ Total synergies relatively balanced between personnel and non-personnel savings
- ✓ Approximately 1,000 roles to be eliminated in first 12 months
- ✓ Consolidating lottery and gaming field services
- ✓ Consolidating global manufacturing activities
- ✓ Renegotiating procurement costs
- ✓ Migrating game development onto a single operating platform and rationalizing cabinet lines

- ✓ Letter of intent for sale and partial leaseback of Las Vegas facility
- ✓ Final stages of selling corporate jet
- ✓ Sale of Reno land

(1) Estimated synergies expected to be achieved by 2018 (excluding any non-recurring integration costs). Addressable cost base defined as cash cost only relative to gaming and interactive business for industrial efficiencies and R&D spending; for corporate and support activities considered full SG&A costs.

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CapEx of $450-$500 million in 2015 Incremental €350 million in capital required if successful in renewing Italian Lotto concession 32 2015 financial outlook Focus on integration and achieving cost synergies, establishing strong foundation for intermediate and long-term growth 2015 pro forma adjusted EBITDA of $1.575-$1.675 billion, inclusive of significant FX headwind of approximately $200 million Average $/€ exchange rate of 1.10 forecasted for 2015 vs. 1.33 for 2014 Assumes stability for global lottery operations and continued pressure on legacy IGT gaming business 2015 expected to be tough in profitability; near-term objective to stabilize and grow the business

33 Culture of disciplined financial management Established $0.20 quarterly cash dividend Approximately $160 million annual use of cash Dividend Payments Cash flow from operations will be dedicated to: Renewal of existing contracts, including Lotto in Italy Debt repayment Dividend payments New growth opportunities Uses of Cash Flow Focus on successful combination and integration with IGT Growth through disciplined capital allocation, targeting minimum return on investment based on financial and operating risk Growth Opportunities Focus on medium-term deleveraging Medium-term target of approximately 4.0x or below (net debt to adjusted EBITDA ratio) Continued diversification of funding sources by type; proactive management of debt and credit line maturities Deleverage

34 Key areas of focus and opportunity Secure renewal of Italian Lotto Same-store revenue growth initiatives Pursue private manager agreements Grow instant ticket business Global evolution of VLTs iLottery expansion Reposition North American operations for long-term growth and market share gains Improve game performance through focused R&D investments Expand international presence Strengthen competitive position in systems Leverage DoubleDown on global basis Innovate in interactive gaming Gaming Lottery

35 Investment highlights Scaled to lead the industry in all gaming market segments End-to-end lottery and gaming solutions across the value chain Cutting-edge content and technology driven by culture of innovation Resilient business model with balanced geographical and product portfolio Disciplined cost and capex management; significant, achievable synergies Global management team with proven industry credentials and integration expertise

Appendix

37 Consolidated pro forma KPIs Global Installed Base Global Units Sold Note: Q2’15 information reflects units shipped. Prior periods reflect the combined reporting methodologies of the legacy companies: units recognized for legacy IGT and units shipped for GTECH.

Pro forma KPIs – Consolidated

	2014 Actual				2014 Actual	2015 Actual	
	Q1	Q2	Q3	Q4	Total	Q1	Q2
GAMING							
Installed base (end of period)							
Casino	44,198	41,437	39,102	37,537	37,537	35,760	35,332
VLT - Government Sponsored (ex-Italy)	16,825	16,733	16,637	16,524	16,524	16,526	16,515
VLT - Italy Supplier (B2B)	8,136	8,202	8,378	8,392	8,392	8,529	8,465
Total installed base	**69,159**	**66,372**	**64,117**	**62,453**	**62,453**	**60,815**	**60,312**
Year-over-Year growth						*-12.1%*	*-9.1%*
Sequential quarter growth		*-4.0%*	*-3.4%*	*-2.6%*		*-2.6%*	*-0.8%*
Revenue per Unit (RPUs)	**$ 35.28**	**$ 34.51**	**$ 36.33**	**$ 33.81**	**$ 35.10**	**$ 34.13**	**$ 34.52**
Year-over-Year growth						*-3.3%*	*0.0%*
Sequential quarter growth		*-2.2%*	*5.3%*	*-6.9%*		*1.0%*	*1.1%*
Additional Italian Network Details:							
VLT - Operator (B2C)	10,675	10,894	10,859	10,956	10,956	10,938	10,988
AWP	69,385	69,726	68,249	65,316	65,316	63,840	62,156
Machine units shipped	**9,839**	**9,401**	**12,701**	**9,528**	**41,469**	**6,828**	**10,147**
Year-over-Year growth						*-30.6%*	*7.9%*
Sequential quarter growth		*-4.5%*	*35.1%*	*-25.0%*		*-28.3%*	*48.6%*
New/Expansion	3,365	2,494	2,643	1,358	9,860	595	2,187
Year-over-Year growth						*-82.3%*	*-12.3%*
Sequential quarter growth		*-25.9%*	*6.0%*	*-48.6%*		*-56.2%*	*267.6%*
Replacement	6,474	6,907	10,058	8,170	31,609	6,233	7,960
Year-over-Year growth						*-3.7%*	*15.2%*
Sequential quarter growth		*6.7%*	*45.6%*	*-18.8%*		*-23.7%*	*27.7%*
LOTTERY							
Global lottery same-store revenue growth							
Instants & draw games	3.5%	2.9%	5.7%	4.2%	4.1%	5.0%	8.0%
Multistate Jackpots	14.7%	-35.4%	-34.0%	-20.1%	-21.0%	7.8%	-2.5%
Total lottery same-store revenue growth (ex-Italy)	**4.8%**	**-3.1%**	**-0.4%**	**0.7%**	**0.5%**	**5.4%**	**6.9%**
Italy lottery revenue growth	**-2.5%**	**-0.3%**	**6.8%**	**2.7%**	**1.6%**	**4.8%**	**3.6%**

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Pro forma KPIs – North America

	2014 Actual				2014 Actual	2015 Actual	
	Q1	Q2	Q3	Q4	Total	Q1	Q2
GAMING							
Installed base (end of period)							
Casino	30,026	29,190	28,554	27,727	27,727	25,882	25,516
VLT - Government Sponsored	16,575	16,483	16,387	16,274	16,274	16,276	16,265
Installed base	**46,601**	**45,673**	**44,941**	**44,001**	**44,001**	**42,158**	**41,781**
Year-over-Year growth						-9.5%	-8.5%
Sequential quarter growth		-2.0%	-1.6%	-2.1%		-4.2%	-0.9%
Machine units shipped	**7,055**	**5,216**	**6,541**	**5,482**	**24,294**	**5,241**	**6,218**
Year-over-Year growth						-25.7%	19.2%
Sequential quarter growth		-26.1%	25.4%	-16.2%		-4.4%	18.6%
New/Expansion	2,666	2,047	2,053	651	7,417	329	974
Year-over-Year growth						-87.7%	-52.4%
Sequential quarter growth		-23.2%	0.3%	-68.3%		-49.5%	196.0%
Replacement	4,389	3,169	4,488	4,831	16,877	4,912	5,244
Year-over-Year growth						11.9%	65.5%
Sequential quarter growth		-27.8%	41.6%	7.6%		1.7%	6.8%
Double Down							
Revenue *($ Thousands)*	$ 68,825	$ 71,751	$ 75,090	$ 79,353	$ 295,019	$ 80,643	$ 73,010
Mobile penetration	32.0%	34.0%	36.0%	39.0%	35.3%	41.2%	47.2%
DAU (Daily Active Users)[1]	1,775	1,833	1,816	1,910	1,835	1,929	1,839
MAU (Monthy Active Users)[1]	6,218	5,975	5,717	5,212	5,770	4,734	4,421
Bookings per DAU ($0.00)[1]	$ 0.43	$ 0.43	$ 0.46	$ 0.43	$ 0.44	$ 0.47	$ 0.45
LOTTERY							
Global lottery same-store revenue growth							
Instants & draw games	2.4%	3.6%	5.4%	6.1%	4.4%	6.2%	7.6%
Multistate Jackpots	19.4%	-39.2%	-37.7%	-27.2%	-24.3%	8.3%	-2.6%
Total lottery same-store revenue growth (ex-Italy)	**4.7%**	**-4.3%**	**-2.5%**	**0.3%**	**-0.5%**	**6.5%**	**6.4%**

[1] *As a single application with multiple games, active users equal unique users*

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40 Pro forma KPIs - International 2014 Actual Q1 Q2 Q3 Q4 Total Q1 Q2 GAMING Installed base (end of period) Casino 14,172 12,247 10,548 9,810 9,810 9,878 9,816 VLT - Government Sponsored 250 250 250 250 250 250 250 Installed base 14,422 12,497 10,798 10,060 10,060 10,128 10,066 Year-over-Year growth -29.8% -19.5% Sequential quarter growth -13.3% -13.6% -6.8% 0.7% -0.6% Machine units shipped 2,784 4,185 6,160 4,046 17,175 1,587 3,929 Year-over-Year growth -43.0% -6.1% Sequential quarter growth 50.3% 47.2% -34.3% -60.8% 147.6% New/Expansion 699 447 590 707 2,443 266 1,213 Year-over-Year growth -61.9% 171.4% Sequential quarter growth -36.1% 32.0% 19.8% -62.4% 356.0% Replacement 2,085 3,738 5,570 3,339 14,732 1,321 2,716 Year-over-Year growth -36.6% -27.3% Sequential quarter growth 79.3% 49.0% -40.1% -60.4% 105.6% LOTTERY Global lottery same-store revenue growth Instants & draw games 5.9% 1.4% 6.4% 0.2% 3.4% 2.1% 9.0% Multistate Jackpots -5.6% -15.7% -11.6% 23.5% -3.4% 5.2% -2.0% Total lottery same-store revenue growth (ex-Italy) 5.0% -0.2% 5.0% 1.7% 2.9% 2.3% 8.1% 2014 Actual 2015 Actual

41 Pro forma KPIs - Italy € M except yield & machines 2014 Actual Q1 Q2 Q3 Q4 Total Q1 Q2 GAMING Installed base (end of period) VLT - Italy Supplier (B2B) 8,136 8,202 8,378 8,392 8,392 8,529 8,465 Year-over-Year growth 4.8% 3.2% Sequential quarter growth 0.8% 2.1% 0.2% 1.6% -0.8% Additional Italian Network Details: VLT - Operator (B2C) 10,675 10,894 10,859 10,956 10,956 10,938 10,988 AWP 69,385 69,726 68,249 65,316 65,316 63,840 62,156 Italy Gaming Interactive Wagers (€ mln) 473 444 423 449 1,789 466 414 LOTTERY / OTHER Lotto Wagers (€ mln) 1,569 1,560 1,754 1,746 6,629 1,817 1,728 10eLotto 823 822 963 1,011 3,619 1,074 1,056 Core 686 613 610 642 2,552 638 566 Late Numbers 60 125 181 93 459 105 106 S&W Wagers (€ mln) 2,476 2,315 2,176 2,436 9,403 2,302 2,215 Italy lottery revenue growth -2.5% -0.3% 6.8% 2.7% 1.6% 4.8% 3.6% Sports Betting Wagers 1 251 218 173 250 893 257 205 Sports Betting Payout (%) 1 74.9% 82.4% 77.8% 86.3% 80.2% 84.7% 82.9% 1 Includes Virtual Wagers and Pools & Horses 2014 Actual 2015 Actual

42 Q2’15 reconciliation of adjusted EBITDA $ M % Q2'15 Q2'14 Change Operating Income 116 171 -32% Depreciation 93 76 Amortization 119 37 Transaction Expense, Net 32 3 Service Revenue Amortization 27 33 Non-Cash Purchase Accounting (excluding D&A) 19 - Restructuring Expense 16 4 Stock Compensation 5 (3) Impairment Loss - 2 Adjusted EBITDA 427 323 32%

43 Q2’15 reconciliation of non-GAAP measures $ M * Excludes impact of purchase price amortization * Operating Income Net Inc. Q2'15 Q2'14 Change Q2'15 As Reported 116 171 (55) (117) Pre-Tax Adjustments: Purchase Accounting 111 20 91 118 Transaction Expense, Net 32 3 29 32 Restructuring Expense 16 4 12 16 Non-Cash FX (Gain)/Loss 102 Income Tax Impact of Above Items (81) As Adjusted 275 198 77 70 Legacy IGT - 112 (112) Pro-Forma As Adjusted 275 310 (35) Diluted EPS: As Reported (0.59) As Adjusted 0.35

Debt structure as of June 30, 2015

Current Debt Maturities Profile

Instrument	Legal Entity	Currency	Fixed/Variable	Type	Interest Rate	30-Jun-15
					FX Rate	1.1189
Bank Debt						
RCF A - USD Borrowing ($1,800M - 2014)	IGT PLC / GTECH Corp	USD	Variable	Bank	2.210%	757
RCF A - EUR Borrowing ($1,800M - 2014)	IGT PLC	EUR	Variable	Bank	2.000%	224
RCF B - EUR Borrowing (€1,050M - 2014)	IGT PLC	EUR	Variable	Bank	2.000%	380
Term Loan - €800M		EUR	Variable	Bank	1.709%	895
Bonds/Notes						
2019 USD Bond $500M (7.50%) - Swap	IGT Nevada	USD	Variable	Bond	3.930%	500
2020 USD Bond $300M (5.50%) - Swap	IGT Nevada	USD	Variable	Bond	2.280%	124
2023 USD Bond $500M (5.35%)	IGT Nevada	USD	Fixed	Bond	5.350%	61
Capital Securities	IGT PLC	EUR	Fixed	Hybrid	8.250%	51
2018 EUR Bond €500M - 5.375%	IGT PLC	EUR	Fixed	Bond	6.625%	559
2020 EUR Bond €500M - 3.500%	IGT PLC	EUR	Fixed	Bond	4.750%	559
2020 USD Bond $600M - 5.625%	IGT PLC	USD	Fixed	Bond	5.625%	600
2022 USD Bond $1.5B - 6.25%	IGT PLC	USD	Fixed	Bond	6.250%	1,500
2025 USD Bond $1.1B - 6.50%	IGT PLC	USD	Fixed	Bond	6.500%	1,100
2020 EUR Bond €700M - 4.125%	IGT PLC	EUR	Fixed	Bond	4.125%	783
2023 EUR Bond €850M - 4.75%	IGT PLC	EUR	Fixed	Bond	4.750%	951
Debt Issuance Cost						(104)
				Avg Cost of Debt	*5.22%*	
Total Debt						**8,941**
			Cash Balance			557
			Net Debt			**8,384**
			Un-drawn committed lines			1,614
			Available Capacity (Cash + Uncommitted Lines)			**2,171**

- Average maturity of debt is 5.7 years, assuming that Hybrid is called on March 31, 2016



Debt Maturity Profile
Term Loan EUR
Revolver USD (1)
Revolver EUR (2)
Hybrid
USD Bond
EUR Bond
895
653
604
500
724
1,343
559
1,500
951
1,100
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026

Gross Debt Breakdown

USD/EUR



EUR
49%
USD
51%

Fixed/Variable



Variable
32%
Fixed
68%

Debt Portfolio



Hybrid
1%
EUR Bond
32%
Bank Debt
24%
USD Bond
43%

44

Notes: (1) Facility A - USD Borrowings (2) Facility A & B - EUR Borrowings

45 Italian market resilience Source: ISTAT report (March 2015). (1) Before €30 million AWP litigation settlement. Despite economic recession, Italian business has increased profitability for each of the last 3 years Personal Consumption (%) GTECH Italy (1) (1.2%) (1.8%) 1.3% 0.1% (3.8%) (2.7%) 0.3% 2008 2009 2010 2011 2012 2013 2014 5,664 5,232 6,810 6,221 6,333 6,629 2009 2010 2011 2012 2013 2014 Lotto Wagers € M 9,372 9,317 10,111 9,729 9,574 9,403 2009 2010 2011 2012 2013 2014 Instant Ticket Wagers € M 722 746 745 758 2011 2012 2013 2014 EBITDA € M (IFRS)

46 Lotto & 10eLotto wagers Lotto wagers had been declining until 2010; the trend changed with the introduction of 10eLOTTO 10eLOTTO launch (in €B) Numero Oro LAUNCH 7.3 6.6 6.2 5.9 5.7 5.2 6.8 6.2 6.3 6.6 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 LOTTO 10&LOTTO

Scratch & win innovation



(Wagers in €M)
Managed by Lottomatica/GTECH
Gratta e Vinci!
Managed by the Italian State
aams
573
1,454
2,074
1,164
774
465
403
174
242
226
486
1,492
3,879
7,817
9,104
9,295
9,258
10,074
9,706
9,560
9,388
1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014

47